

Mail Stop 3720

July 28, 2017

Christian Miller
Chief Financial Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL

> **Re: Creative Learning Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 21, 2017**
> **File No. 000-52883**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Provide us with your analysis as to whether you have engaged in communications with stockholders that would constitute solicitations within the meaning of Rule 14a-1(1). Explain why you were not required to solicit the votes of such stockholders with a proxy statement on Schedule 14A. Additionally, identify the stockholders that have provided written consent.

Summary of the Corporate Actions, page 2

2.   Discuss the reason the stockholders acting by written consent have determined to remove Mr. Grant and Mr. Gorin from the Board.

3.   Provide context for each of the actions to be taken by written consent by describing the background and purpose for each action.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications